EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

As of April 20, 2010, our wholly-owned subsidiaries are UOMO Productions Inc. and UOMO Music Publishing Inc.  Both entities are incorporated in Canada.

Additionally, The NE Inc. is a wholly-owned subsidiary of UOMO Productions Inc. and UOMO Songs Ltd. is a wholly-owned subsidiary of UOMO Music Publishing Inc.  Both The NE Inc. and UOMO Songs Ltd. are incorporated in Canada.